                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                               __________________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)1


                      Specialty Chemical Resources, Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                         Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                               847  487  20  4
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Edwin M. Roth
                             9100 Valley View Road
                             Macedonia, Ohio  44056
                                (216) 468-1380
- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                June 30, 1995
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


- ---------------------------------

      1      The  remainder  of  this cover  page  shall be  filled
 out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
 Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D

 CUSIP NO. 847 487 20 4                                                                PAGE 2 OF 5 PAGES

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     |    Edwin M. Roth                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ X ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |               PF                                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEM 2(d) OR 2(e)                                                                        [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |              USA                                                                                  |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                                                         871,222 |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                           6,250 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|           REPORTING           |       |                                                         871,222 |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |    10 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |                                                           6,250 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                                877,472                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                                   21.8%                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                                     IN                                            |
- -----------------------------------------------------------------------------------------------------------
                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


ITEM 1.                   SECURITY AND ISSUER.

        No change from original filing.

ITEM 2.                   IDENTITY AND BACKGROUND.

        No change from original filing.

ITEM 3.                   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable.

ITEM 4.                   PURPOSE OF TRANSACTION.

                          Mr. Roth sold 110,033 shares of Common Stock pursuant
to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated June 30, 1995 between Mr. Roth and CEW Partners, for $5.00 per share, or an aggregate purchase price of $550,165.00 (the "Transaction"). Mr. Roth has indicated that he plans to sell an additional 110,033 shares of Common Stock in a transaction expected to occur in July 1995. See Item 6 below.

                          Prior to the Transaction, Mr. Roth beneficially owned
approximately 24.6% of the Company's outstanding Common Stock. The Transaction decreased his beneficial ownership of the outstanding Common Stock to approximately 21.8%.

                          Mr. Roth may, from time to time, acquire additional
shares of Common Stock pursuant to various stock option plans of the Company.

                          Except as disclosed herein, Mr. Roth has no plans or
proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                   INTEREST IN SECURITIES OF THE ISSUER.

                          (a)     Mr. Roth beneficially owns 877,472 shares of
Common Stock, representing approximately 21.8% of the Common Stock outstanding on April 28, 1995. This number includes 86,667 shares of Common Stock which Mr. Roth has or had within 60 days after the date of this Amendment No. 1 the right to acquire upon the exercise of options.

                          (b)     Mr. Roth has sole voting power and sole
dispositive power over 871,222 shares of Common Stock (including 86,667 shares of Common Stock subject to options currently exercisable or exercisable within 60 days from the date of this Schedule). Mr. Roth has shared voting power and shared dispositive power over 6,250 shares of Common Stock, which are owned by the Edwin M. Roth Family Foundation, Inc. (the "Foundation"), a not-for-profit Ohio corporation, of which Mr. Roth and his son, Mr. Corey B. Roth, are both officers and trustees.

                                                               Page 4 of 5 Pages

                          Mr. Corey Roth, a United States citizen, is the Vice
President, Treasurer and Assistant Secretary of the Company and his principal business address is 9100 Valley View Road, Macedonia, Ohio 44056. During the last five years, Mr. Corey Roth has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Corey Roth beneficially owns 161,611 shares of Common Stock, including the 6,250 shares owned by the Foundation.

                          (c)     Since June 19, 1995, the date of the most
recent filing on Schedule 13D, Mr. Roth has had no transactions in the Common Stock, except as described in Item 4 above.

                          (d)     Except as described in Item 5(b) above, no
other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Roth.

                          (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                          Mr. Roth sold the shares to which this Amendment No.
1 relates pursuant to the Stock Purchase Agreement.  See Item 4 above.

                          Mr. Roth has a verbal understanding with Martin
Trust, an individual who is not affiliated with the Company, pursuant to which Mr. Trust intends to purchase from Mr. Roth 110,033 shares of Common Stock that are the subject of this Schedule for an aggregate purchase price of $550,165 ($5.00 per share). It is anticipated that such purchase would take place in July 1995. Mr. Roth and Mr. Trust have no agreement or understanding with respect to the voting or disposition of, or otherwise with respect to, these shares. Mr. Roth disclaims that he and Mr. Trust constitute a group.

                          Except as described herein, Mr. Roth has no
contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7.                   MATERIAL TO BE FILED AS EXHIBITS.

                          The Stock Purchase Agreement is filed as Exhibit A to
this Amendment No. 1 and incorporated herein.

                                                               Page 5 of 5 Pages

                                   SIGNATURE

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        July 6, 1995
                                        ----------------------------------------
                                        (DATE)


                                        /s/ Edwin M. Roth
                                        ----------------------------------------
                                        (SIGNATURE)


                                        ----------------------------------------
                                        (NAME/TITLE)

                                  EXHIBIT A
                           STOCK PURCHASE AGREEMENT


        This Stock Purchase Agreement ("Agreement") is made this 30th day of June, 1995, between Edwin M. Roth (the "Seller") and CEW Partners (the "Purchaser")

                                   RECITALS:
                                   ---------

        Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser 110,033 shares (the "Shares") of common stock, par value $.10 per share ("Common Stock"), of Specialty Chemical Resources, Inc. ("Specialty Chemical").

        NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:
        1. SALE OF SHARES. On the "Closing" (as defined below), Purchaser will purchase the Shares from Seller. Upon receipt of the "Purchase Price" (as defined below) from Purchaser, Seller will effect transfer of the Shares to Purchaser in accordance with written instructions delivered to Seller by Purchaser.

        2. PURCHASE PRICE. At the Closing, Purchaser will pay to Seller, by wire transfer an amount equal to $5.00 per Share, or an aggregate amount of $550,165 (the "Purchase Price").

        3. CLOSING. The Closing of this transaction will take place concurrently with the execution by Purchaser and the Seller of this Agreement (the "Closing").

        4.      MISCELLANEOUS.

                (a) Seller represents and warrants to Purchaser that it is the beneficial owner of the Shares and that Seller will transfer good and valid title to the Shares to Purchaser, free and clear of any liens, charges, claims, options, pledges, adverse claims or other encumbrances.

                (b) Each party represents and warrants that it has not incurred any liability to any broker, finder or agent for any brokerage fees, or the like, in connection with the transactions contemplated by this Agreement.

                (c) Each party represents and warrants that the execution and delivery of this Agreement has been duly authorized by all necessary action, that this Agreement represents the valid and binding obligation of such party enforceable against such party in accordance with its terms and that the execution and delivery of this Agreement, and the consummation by such party of the transactions provided for herein, will not conflict with or violate such party's charter documents, as applicable, or any other agreement to which it is a party or violate any law, regulation, judgement, order, writ, injuction, or decree of any court, administrative agency or governmental body applicable to such party.

                (d) Purchaser represents and warrants that it is acquiring the Shares pursuant to this Agreement for investment purposes, and not with a present view to the distribution or resale thereof.

                (e) This Agreement shall be binding upon and inure to the benefit of Purchaser, Seller and their respective successors, assigns, heirs and personal representatives.

                (f) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

                (g) This Agreement embodies the entire understanding and agreement among parties, may be amended or modified only in writing, signed by the parties and supersedes any prior understandings and agreements among the parties relating to the subject matter hereof.

                (h) Each of the parties agrees to cooperate in the effectuation of the transactions contemplated by this Agreement and to execute any and all additional documents or take such additional action as shall be necessary or appropriate for such purposes.

                (i) This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                        /s/ Edwin M. Roth
                                        -----------------------
                                        Edwin M. Roth


                                        CEW PARTNERS

                                        By:/s/ Geoffrey J. Colvin
                                           ----------------------
                                           Geoffrey J. Colvin


                                      3